

Mail Stop 4631

November 17, 2016

Via E-mail
Alton Perkins
Chief Executive Officer
ATI Modular Technology Corporation
4700 Homewood Court, Suite 100
Raleigh, North Carolina 27609

>   **Re: ATI Modular Technology Corporation**
>   **Amendment No. 3 to Registration Statement on Form 10-12G**
>   **Filed November 3, 2016**
>   **Amendment No. 4 to Registration Statement on Form 10-12G**
>   **Filed November 3, 2016**
>   **File No. 000-55699**

Dear Mr. Perkins:

We have reviewed your filings and have the following comments.

Amendment 4 to Registration Statement on Form 10-12G filed November 3, 2016

General

1. We note your response to comment 2 of our letter dated October 25, 2016, and we reissue the comment. In particular, we note that the legally binding contracts you cite as evidence that you are not a shell company consist of either contracts with related parties that are terminable by either party with only an agreement not to circumvent confidentiality surviving termination and for which services have not commenced, or the contracts are cooperative agreements which are not definitive agreements, but rather statements of the parties' future intent. You also disclose that your operations are aspirational in nature and you have not commenced beyond a developmental stage. Lastly, your only revenue to-date is derived from a related-party for services that have not yet been performed. Accordingly, please revise your registration statement to disclose that you are a shell company. Refer to Securities Exchange Act Rule 12b-2 and SEC Release 33-8869 (Dec. 6, 2007) for further guidance.

(a) General Development of Business, page 3

2. We note your response to comment 8 of our letter dated October 25, 2016. You do not appear to have included the intended supplemental disclosure <u>in the registration statement</u>.

(b) Description of Registrant's Plan of Operation, page 4

3. Please enhance your disclosure to further discuss the AmericaTowne Community concept. We note your disclosure on page 17 that an AmericaTowne "incorporates business selling the 'American experience' in housing, retail, education, senior care and entertainment."

4. Please clarify why the related export services rendered to the Company in the implementation of its business plan cannot be provided by AmericaTowne or through the AmericaTowne relationship.

Cooperative Agreement (Shexian County Government, China), page 5

5. Please revise your descriptions of your cooperative agreement with Shexian county Investment Promotion Bureau to disclose that ATI Modular Technology Corporation, not AmericaTowne, is a party to the agreement and that the agreement contemplates ATI Modular Technology Corporation, not AmericaTowne, investing $30,000,000 in American technology and equipment.

Investment and Cooperation Agreement for ATI Modular Green Building Manufacturing Project (Jiangnan), page 5

6. Here and in "Investment and Cooperation Agreement for ATI Modular Green Building Manufacturing Project (Yongan)" on page 6, please clarify that ATI Modular Technology Corporation will be responsible for financing and providing any necessary manufacturing facilities inside any factory plants.

Sales and Support Services Agreement (Yilaime Corporation), page 6

7. Please explain to us why you removed disclosure that the quarterly fee has not yet been paid. To the extent Yilaime Corporation has not yet paid the quarterly fee, please re-insert such disclosure. To the extent Yilaime Corporation has paid the quarterly fee, please update disclosure throughout your registration statement accordingly.

Results of Operations, page 7

8. We note your response to comment 15 of our letter dated October 25, 2016 and have the following additional comments:

- Given that this agreement was not entered into until June 28, 2016, please tell us and clarify in your disclosures how you determined it was appropriate to record $125,000 as revenue during the period ended June 30, 2016. Your response should address the specific terms of the service agreement and how you fulfilled your obligations under this agreement. Ensure you refer to specific guidance in ASC 605; and,

- Your revised disclosures indicate that an initial fee was paid upon signing the agreement. It is not clear if this is related to the $125,000 recorded in accounts receivable as disclosed on page F-11. Please clarify in your disclosures.

Item 2. Financial Information., page 10

Management's Discussion and Analysis of Financial Condition and Results of Operation., page 10

9. Please clearly explain how $125,000 in revenue was earned.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 14

10. Please update your beneficial ownership table to reconcile the amounts and percentages of stock beneficially owned by Mr. Perkins and your officers and directors as a group.

Item 5. Directors and Executive Officers., page 15

Alton Perkins – Sole Director and Officer., page 15

11. Please reconcile Mr. Perkins' age with that disclosed in AmericaTowne's annual report on Form 10-K for fiscal year 2015 filed on March 22, 2016.

12. Please provide the dates for which Mr. Perkins served as Co-Chair of Yilaime Foreign Invested Partnership.

13. We note your response to comment 18 of our letter dated October 25, 2016. We direct you to Prince George's County Maryland Circuit Court Case Number CT991963X. Please provide an enhanced discussion of the events surrounding the felony conviction for Fraudulent Misappropriation by a Fiduciary, or advise.

Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters., page 19

14. You state that you are quoted on the OTCMarkets:Pink as "GREI;" however, we are unable to locate this symbol associated with your company. Please advise.

Item 12. Indemnification of Directors and Officers, page 21

15. We note your response to comment 23 of our letter dated October 25, 2016, and we reissue the comment. The first sentence of the third paragraph under this section states that your Bylaws permit indemnification of your directors and officers to the fullest extent permitted by law. Please direct us to the provisions in your Bylaws that authorize such indemnification.

Financial Statements

General

16. Please ensure that your financial statements and corresponding financial information comply with Rule 8-08 of Regulation S-X.

Notes to the Financial Statements, page F-7

Pushdown Accounting and Goodwill, page F-9

17. We note your response to comment 27 of our letter dated October 25, 2016. ASC 805-50-05-9 states that the guidance in the Pushdown Accounting Subsections addresses whether and at what threshold an acquiree that is a business can apply pushdown accounting in its separate financial statements, with the term business defined in ASC 805-50-20. In this regard, please help us better understand how you determined it was appropriate to apply pushdown accounting to the transaction that took place on June 2, 2016. Given that the entity had no assets recorded at the time of this transaction, please help us understand how you determined that this entity represented a business for purposes of applying pushdown accounting. Please address the specific sections of ASU 2014-17 that led you to determine your accounting was appropriate.

You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or Jeanne Baker, Staff Accountant, at (202) 551-3691if you have questions regarding comments on the financial statements and related matters. Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or me at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction

cc: Anthony R. Paesano, Esq.